June 17, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Benjamin Holt and Pam Howell

Re:	Tavia Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 15, 2024
CIK No. 0002020385

Dear Mr. Holt and Ms. Howell:

On behalf of Tavia Acquisition Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 11, 2024 (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form S-1, confidentially submitted by the Company on May 15, 2024.

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4

General

1.	We note your disclosure that if you seek shareholder approval, you will complete your initial business combination only if a majority of the issued and outstanding ordinary shares and convertible preferred shares voted are voted in favor of the business combination and that the redemption rights apply to all public shares, which includes ordinary shares and convertible preferred shares. Please advise to clarify how this is consistent with the Nasdaq listing requirement relating to the voting rights and redemption rights of common stockholders as set forth in IM-5101-2(d).

Response: In response to the Staff’s comment, the Company revised disclosure on pages 15, 21, 90, 97 and 115 of the Registration Statement to reflect that any initial business combination must be approved by the majority of ordinary shares as required by IM-5101-2(d).

June 17, 2024

Summary

Our Company, page 2

2.	On page 2 where you discuss the prior SPAC/de-SPAC experience of your management team, and elsewhere as appropriate, please disclose the current trading price of the post combination publicly listed entity's common stock.

Response: In response to the Staff’s comment, the disclosure on pages 2 and 79 of the Registration Statement has been revised.

Initial Business Combination, page 7

3.	Please revise to disclose the fees EBC will receive pursuant to the Business Combination

Response: In response to the Staff’s comment, the disclosure on pages 7-8 of the Registration Statement has been revised.

The Offering, page 11

4.	Please clarify how the way you structured each unit is expected "to increase the likelihood that holders will not exercise their redemption rights in connection with our initial business combination." Please also provide additional disclosure of the material terms of the convertible preferred shares, including the redemption rights, how the trust will be allocated among the ordinary and preferred shares, and the conversion feature, including whether shareholders have to pay for the conversion feature. Please also highlight throughout the prospectus, including the cover page, the significant uncertainties relating to the dividend rights associated with the convertible preferred shares such as the ability to change the terms in connection with the initial business combination, the current lack of information about a potential business combination and whether the post-combination company will be able to pay such dividends, and the potential to pay the dividends in kind and the additional dilutive pressures associated with such issuances.

Response: In response to the Staff’s comment, the Company revised disclosure on pages 11 and 30 of the Registration Statement to clarify how the structure is expected to increase the likelihood that holders will not exercise their redemption rights. In addition, the Company revised disclosure on pages 12, 19, 89, 114 and 115 to provide requested additional disclosure regarding material terms of the convertible preferred shares. Finally, the Company revised disclosure on the cover page along with pages 12, 69 and 114 of the Registration Statement to highlight uncertainty of the dividend rights.

June 17, 2024

Manner of conducting redemptions, page 20

5.	We note that if you seek shareholder approval of your business combination, each public shareholder may elect to redeem its public shares irrespective of whether it votes for or against the proposed transaction. Please revise to disclose whether each public shareholder also may elect to redeem its public shares if it abstains from voting.

Response: In response to the Staff’s comment, the Company revised disclosure on pages 21, 90, 97 and 116 of the Registration Statement.

Risk Factors Summary, page 27

6.	Please limit this section to no more than 2 pages. See Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 27 and 28 of the Registration Statement has been revised to limit risk factor summary section to two pages.

Risk Factors

Risks Related to our Search for, Consummation of, or Inability to Consummate, a Business

Combination, page 31

7.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of (i) the investment opportunity in a target company, (ii) any price appreciation in the combined company, (iii) the warrants, which would expire worthless, and (iv) the convertible preferred shares.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 58-59 of the Registration Statement.

June 17, 2024

8.	Please revise the last sentence of the risk factor on page 35 regarding the excise tax to clarify that non-redeeming shareholders may have to economically bear the impact of such excise tax.

Response: In response to the Staff’s comment, the disclosure on page 34 of the Registration Statement has been revised.

General Risk Factors, page 58

9.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company confirms that it will update its disclosure to reflect changes in facts and circumstances over time and how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

Management, page 101

10.	Please revise to provide all of the information required by Item 401 of Regulation S-K, including, for each director or person nominated or chosen to become a director, a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response: In response to the Staff’s comment, the Company revised disclosure on pages 101 –102 of the Registration Statement.

June 17, 2024

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Kanat Mynzhanov – Chief Executive Officer